[LETTERHEAD OF EZCHIP SEMICONDUCTOR LTD.]





                                 August 7, 2008
VIA EDGAR
---------
Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      RE:      EZCHIP SEMICONDUCTOR LTD.
                               (FORMERLY KNOWN AS LANOPTICS LTD.)
                               FORM 20-F
                               FILED ON MARCH 28, 2008
                               FORM 6-K
                               FILED ON FEBRUARY 11, 2008
                               FILE NO. 0-20860
                               ----------------

Dear Mr. Krikorian:

         We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of EZchip Semiconductor Ltd. (formerly known as LanOptics Ltd.) (the "Company"), dated July 29, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and Form 6-K filed on February 11, 2008. Please be advised that in connection with the accompanying response letter dated August 7, 2008 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            EZchip Semiconductor Ltd.

                                            /s/ Dror Israel
                                            ---------------
                                            Dror Israel
                                            Chief Financial Officer